SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,
Kiryat Weizman, Nes Ziona 74140 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

        This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

        This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS
APRIL 18, 2005

        Notice is hereby given that an Extraordinary General Meeting (the “Shareholders Meeting”) of the shareholders of Arel Communications and Software Ltd. (the “Company”) will be held at the Company’s offices at 22 Einstein Street, Park Hamadah, Building 22, Kiryat Weizmann, Nes Ziona, 74140, Israel, on April 18, 2005, at 11:00 (Israel time) for the following purposes:

1.	To approve the terms of a revolving secured credit line agreement with Cetus Corp., a company controlled by Mr. Clayton L. Mathile, the Company’s largest shareholder.

2.	To approve the adoption of the Company’s Worldwide 2005 Share Option Plan.

        Shareholders of record at the close of business on March 17, 2005, will be entitled to notice of, and to vote at, the Shareholders Meeting.

        Shareholders who do not expect to attend the Shareholders Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, Arel Communications and Software Ltd. March 21, 2005

PROXY STATEMENT

AREL COMMUNICATIONS AND SOFTWARE LTD. 22 Einstein St., Park Hamada, Building 22, Kiryat Weizmann, Nes Ziona, 74140 Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS To be held on April 18, 2005

INTRODUCTION

        This Proxy Statement is being furnished to shareholders of Arel Communications and Software Ltd., an Israeli corporation (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board of Directors”) for use at an Extraordinary General Meeting of shareholders to be held on April 18, 2005, and at any postponement or adjournment thereof (the “Meeting” or the “Shareholders Meeting”). This Proxy Statement and the accompanying form of proxy are being mailed to our shareholders on or about March 21, 2005.

PURPOSE OF THE SHAREHOLDERS MEETING

        At the Shareholders Meeting, the shareholders of the Company will be asked to consider and vote upon the following matters:

1.	To approve the terms of a revolving secured credit line agreement with Cetus Corp., a company controlled by Mr. Clayton L. Mathile, the Company’s largest shareholder.

2.	To approve the adoption of the Company’s Worldwide 2005 Share Option Plan.

VOTING

        Only holders of record of our ordinary shares, nominal value NIS 0.001 per share, at the close of business on March 17, 2005 (the “Meeting Record Date”), are entitled to vote at the Shareholders Meeting. As of such date, we had 13,241,916 ordinary shares outstanding and entitled to vote on the Meeting Record Date (without taking into account options and warrants to purchase our ordinary shares). Every ordinary share will entitle its holder to one vote upon each of the matters to be presented at the Shareholders Meeting. All such shares entitled to vote at the meeting are referred to herein as “Record Shares”. A quorum must be present in order for the Shareholders Meeting to be held. The presence in person or by proxy of shareholders holding Record Shares that are entitled to vote in the aggregate at least thirty-three and one-third percent (33 1/3%) of the votes of all holders of Record Shares will constitute a quorum for the transaction of business at the Shareholders Meeting. Our Articles of Association do not permit cumulative voting for the election of directors or for any other purpose.

        Abstentions and broker non-votes are counted as shares present for the determination of a quorum.

        If within one-half hour from the time established for the commencement of the Shareholders Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, namely, Monday April 25, 2005, at the same time and place, without it being necessary to notify the shareholders, or, to such later day and at such time and place as the Chairman of the General Meeting may determine with the consent of an ordinary majority of those present in person or by proxy. If at such adjourned meeting a quorum is not present within one-half hour from the time appointed for holding the meeting, subject to applicable law, the members present in person or by proxy shall constitute a quorum.

        Proposal No.1 to be presented at the Shareholders Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Record Shares amounting in the aggregate to at least: (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes actually cast with respect to such proposal at the Shareholders Meeting, provided that the total votes cast in opposition to such proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. Shareholders are requested to notify us whether or not they have a Personal Interest in connection with Proposal No. 1 (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposal No. 1, their vote with respect to Proposal No. 1 will be disqualified.

        Proposal No. 2 to be presented at the Shareholders Meeting requires the affirmative vote of the shareholders present in person or by proxy and holding Record Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

         PROXIES

        The enclosed proxy is being solicited for use at our Extraordinary General Meeting of shareholders to be held on April 18, 2005, or at any postponement or adjournment thereof. Proxies are being mailed and/or delivered in person to shareholders on or about March 21, 2005. We will bear the cost of the preparation and mailing of the proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

        All Record Shares represented by properly executed proxies received by us prior to the time fixed for the Shareholders Meeting, will, unless such proxies have been previously revoked, be voted at the Shareholders Meeting in accordance with the directions on the proxies. A shareholder may vote in favor of the proposal or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy card. If no direction is indicated on a properly executed proxy, the shares will be voted in favor of the resolution proposed at the Shareholders Meeting.

        A shareholder returning a proxy may revoke it at any time prior to the time fixed for the Shareholders Meeting, by communicating such revocation in writing to our Chief Financial Officer. In addition, any person who has executed a proxy and is present at the Shareholders Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Arel Communications and Software Ltd., 22 Einstein Street, Park Hamada, Building 22, Kiryat Weizmann, Nes Ziona, 74140, Israel, Attention: Chief Financial Officer.

         PRINCIPAL SHAREHOLDERS

        The following table and notes thereto set forth certain information as of March 15, 2005, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934, as amended) of ordinary shares by: (i) each person or entity who, to our knowledge, beneficially owned more than 5% of our outstanding ordinary shares and (ii) all current directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

	Ordinary Shares/Options Owned(1)
Name and Address	Number	Percent
Clayton L. Mathile 6450 Sand Lake Road, Suite 200, Dayton OH 45414, USA	4,377,390 (2)	33.06%
Play Moran Holdings (1993) Ltd. 21 Ha'arba'a Street Tel Aviv 64739, Israel	1,842,709	13.92%
Soros Fund Management LLC 888 Seventh Avenue 33rd Floor New York, NY 10106, USA	664,630 (3)	5.02%
All officers and directors as a group (13 persons)	1,065,430	7.8%

(1)	The table above includes the number of shares underlying options that are exercisable within 60 days of March 15, 2005. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

(2)	According to a Schedule 13D/A, dated July 1, 2004, filed by Clayton L. Mathile, Mr. Mathile is the beneficial owner of, and has sole voting and dispositive power over, 4,377,390 Shares.

(3)	According to a Schedule 13G, dated February 14, 2004, filed by George Soros and Soros Fund Management LLC, Mr. Soros and Soros Fund Management LLC are the beneficial owners of, and have sole voting and dispositive power over, 664,630 Shares.

At the Shareholders Meeting, our shareholders will be asked to vote on the following proposals:

PROPOSAL NO.1

APPROVAL OF THE LOAN AGREEMENT WITH CETUS CORP.

        On March 10, 2005, the Company announced that it signed a $10 million revolving secured credit line agreement with Cetus Corp. (“Cetus”), a company controlled by Mr. Clayton Mathile, the Company’s largest shareholder (the “Loan Agreement”). The consummation of the Loan Agreement and the transactions contemplated thereby are subject to the satisfaction of certain closing conditions, including the approval of the Company’s shareholders.

        The following is a summary of the key terms of the Loan Agreement:

—	An aggregate principal amount of $5 million of the credit line will be made available to the Company upon the closing. From January 1, 2006, the Company may utilize up to a further $5 million subject to the Company reaching defined revenue targets for the year ending December 31, 2005 or quarterly targets from January 1, 2006.

—	The credit line will be made available during the 3-year period commencing on the closing date of the Loan Agreement, unless earlier terminated.

—	The Company shall draw from the credit line in installments of $100,000 or in multiples thereof.

—	Each installment will bear interest from the date of disbursement, at a rate of nine percent plus one-month LIBOR (adjusted monthly, but only if such adjustment would cause the annual rate of interest to increase or decrease by at least 1%). All accrued interest will be payable monthly.

—	The principal and any accrued interest owing under the Loan Agreement will be due and payable three and a half years from closing or upon the earlier termination of the Loan Agreement.

—	The Company may, without penalty, prepay all or any portion of the outstanding principal amount.

—	To secure the repayment of the loans and the accrued interest thereon, Cetus will be granted a first priority fixed charge on the intellectual property assets of the Company and its subsidiaries and a first priority floating charge on all of the remaining assets of the Company and its subsidiaries.

—	Until termination of the Loan Agreement, Cetus will have the right to nominate up to three directors to the Board of Directors, subject to certain conditions. Mr. Leslie Banwart, who currently serves as a director of the Company, shall be considered a nominee for such purpose so long as he serves as a director.

—	The Company will reimburse Cetus for up to $50,000 in expenses relating to the Loan Agreement, including the preparation thereof.

—	The Loan Agreement contains other customary terms and conditions including restrictions on the creation of liens, effecting certain extraordinary corporate transactions and incurring debts, as well as customary terms and conditions terms concerning the right of Cetus to demand the immediate repayment of all outstanding loans upon the occurrence of certain events, including the commencement of bankruptcy proceedings, breach of the Company’s representation and warranties and the consummation of a change of control (as defined in the Loan Agreement, including, subject to certain exceptions, the dilution of Mr. Mathile’s holdings in the Company to below 25% of the outstanding voting rights in the Company).

—	The Company may terminate the Loan Agreement at any time upon written notice.

        The Loan Agreement has been approved by the Company’s audit committee and by the Board of Directors.

        The Board of Directors will present the following resolution at the Shareholders Meeting:

“RESOLVED, that the entering into and the terms of the Loan Agreement and the transactions contemplated thereby, are hereby ratified and approved”.

        This proposal requires the affirmative vote of shareholders present in person or by proxy and holding Record Shares amounting in the aggregate to at least: (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes actually cast with respect to such proposal at the Shareholders Meeting, provided that the total votes cast in opposition to such proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company.

        All shareholders voting at the Shareholders Meeting or prior thereto by means of the accompanying proxy card are requested to notify us whether or not they have a Personal Interest in connection with this Proposal as a condition for their vote to be counted with respect to this Proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to this Proposal No. 1, his or her vote with respect to this Proposal No. 1 will be disqualified. For these purposes, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including: (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder, or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns or holds 5% or more of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

        Our board of directors recommends a vote FOR approval of the entering into, and the terms of, the revolving secured credit line agreement with Cetus Corp.

PROPOSAL NO. 2

ADOPTION OF THE COMPANY’S WORLDWIDE
2005 SHARE OPTION PLAN

        In 2004, the Company expanded its worldwide operations by establishing subsidiaries in France and Italy (in addition to its offices in Israel and the United States). In order to be able to grant options to all employees of the Company and its subsidiaries, regardless of their place of residence, and have all such options governed by a comprehensive share option plan able to take into account, among other things, the tax regime and other considerations of each country, and with the intent of saving expenses relating to adopting and implementing a new share option plan or an amendment to an existing share option plan, the Board of Directors proposes that the shareholders approve the adoption of the Arel Communications and Software Ltd. Worldwide 2005 Share Option Plan (the “2005 Plan”). Under the 2005 Plan, the Company will be able to provide its and its worldwide subsidiaries’ employees, directors, officers, consultants and service providers with a personal interest in the Company’s continued success and growth. The 2005 Plan has been structured to comply with the necessary tax requirements of applicable law and provides tax benefits to Israeli employees, officers and directors and includes certain provisions relating to selling restrictions and the imposition of a trustee. In general, and subject to the terms of the Israeli Income Tax Ordinance [New Version] 1961 (the “Ordinance”) and the applicable regulations, the options granted under the 2005 Plan to the Israeli employees of the Company or any of its subsidiaries will be taxed at capital gains rates on the date of sale of the underlying shares and/or on the date of the release of the options or such underlying shares from the trustee. The Board of Directors has elected to implement the “Capital Gains Track” pursuant to the provisions of Section 102 of the Ordinance and the applicable regulations that allow for tax advantages to the applicable optionee; however, it prevents the Company from being able to deduct such grant as an expense on the Company’s books.

        In addition, the 2005 Plan includes provisions for grants of options under the United States Internal Revenue Code of 1986 (the “Code”) to US employees, directors, officers, consultants and/or service providers of the Company or any subsidiary of the Company. Options granted under the 2005 Plan to U.S. personnel will be treated as “non-qualified” options under the Code unless the options are designated as “incentive stock options” (“ISO”) under Section 422 of the Code. In addition, the 2005 Plan intends to satisfy certain ISO requirements including, but not limited to, various restrictions relating to exercise price and holding period limitations that an optionee must satisfy to obtain favorable tax treatment for an ISO. In general, there are no tax consequences to an optionee upon the grant, vesting or exercise of an ISO. Upon the subsequent sale or other disposition of the ISO shares, the optionee will be subject to tax at capital gains rates to the extent the selling price at the time of sale exceeds the amount the optionee paid to exercise the ISO. All of the options available for grant under the 2005 Plan may be granted as ISOs.

        For the purpose of California securities laws, if two-thirds of the shareholders present in person or by proxy at the Shareholders Meeting approve the adoption of the 2005 Plan, the restriction that options available for issuance under the 2005 Plan (including by way of a future increase to the amount initially available), together with options available for issuance under any other of the Company’s stock option plans, may not exceed 30% of the Company’s issued and outstanding Ordinary Shares, including Ordinary Shares issuable upon conversion of any convertible preferred shares, if any, will not apply.

        To date, the Company has allocated, subject to the receipt of shareholder approval of the 2005 Plan, 410,000 Ordinary Shares to officers and employees of the Company and its subsidiaries, which constitutes 68.32% of the aggregate number of shares reserved for issuance under the 2005 Plan.

        A brief summary of the 2005 Plan is set forth below. The summary is qualified in its entirety by reference to the full text of the 2005 Plan, which may be viewed without charge and copied at our offices located at 22 Einstein Street, Park Hamadah, Building 22, Kiryat Weizmann, Nes Ziona, 74140, Israel.

GENERAL PLAN INFORMATION

Purpose. The purpose of the 2005 Plan is to retain, in the employ of the Company and its subsidiaries (as defined in the 2005 Plan), persons of training, experience, and ability, to attract new employees, directors or consultants, whose services are considered valuable, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to acquire and maintain share ownership in the Company.

The Securities Offered. Subject to adjustment from time to time as explained below or as otherwise may be decided pursuant to the 2005 Plan, a maximum of 600,000 Ordinary Shares shall be available for issuance under the 2005 Plan for as long as the 2005 Plan remains in effect. Ordinary Shares issued under the 2005 Plan shall be drawn from authorized and unissued shares of the Company or from dormant Ordinary Shares held by the Company. Until termination of the 2005 Plan, the Company shall at all times reserve a sufficient number of Ordinary Shares to meet the requirements of the 2005 Plan. Should any option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Ordinary Shares subject to such option shall again be made available for issuance under the 2005 Plan.

Administration of the 2005 Plan. The Board of Directors will administer the 2005 Plan either directly or upon the recommendation of a share option compensation committee (the “Committee”). The Committee shall have full power and authority to recommend to the Board of Directors, among other things, to (i) designate the optionees; (ii) determine the terms and provisions of respective option agreements (which need not be identical) including, but not limited to, the number of Ordinary Shares in the Company to be covered by each option, the exercise price and vesting schedules of each option, provisions concerning the exercise of the options and time or times when and the extent to which the options may be exercised, any conditions upon which the vesting of an option may be accelerated; (iii) accelerate the right of an optionee to exercise, in whole or in part, any previously granted option; (iv) to determine the fair market value of the Ordinary Shares; and (v) determine any other matter which is necessary or desirable for, or incidental to the administration of the 2005 Plan.

The interpretation and construction by the Committee of any provision of the 2005 Plan or of any option thereunder shall be final and conclusive unless otherwise determined by the Board of Directors.

Participants. The persons eligible to participate in the 2005 Plan shall include any employees, directors, officers, consultants and service providers of the Company and its subsidiaries.

Duration of the 2005 Plan. No option may be granted by the Board of Directors under the 2005 Plan after the tenth anniversary of the date that the 2005 Plan is approved by the shareholders of the Company, provided however, that any option granted by the Board of Directors prior to such date may extend beyond such date and the authority of the Board of Directors to amend, alter, adjust suspend, discontinue, or terminate any such option, to waive conditions or rights attached to such option and the authority of the shareholders to amend the 2005 Plan, shall also extend beyond such date.

Adjustments. If any change is made in the Ordinary Shares subject to the 2005 Plan (through merger, consolidation, reorganization, recapitalization, issuance of stock dividend bonus shares, stock splits split-up, combination or subdivision of shares, exchange of shares, issuance of rights to subscribe, change in capital structure (or in the event of liquidation if the Board of Directors determines that the options may be exercised in full), appropriate adjustments shall be made by the Board of Directors as to (a) the number and type of shares or securities which thereafter may be made the subject of the 2005 Plan or of any option granted under the 2005 Plan, and (b) the exercise price with respect to any option, as shall be equitable to prevent dilution or enlargement of option rights. Any such determination made by the Board of Directors shall be final, binding and conclusive upon each participant. In the event of (a) a merger of the Company with or into another corporation, (b) the sale of all or substantially all of the assets or shares of the Company, or (c) reorganization of the Company or the like such that all or substantially all of the shares of the Company are to be exchanged for securities of another company (an “M&A Transaction”), the Board of Directors shall reserve the right at its sole discretion and under any terms that it deems fair, to determine the treatment of the entire unexercised portion or part of such unexercised portion of each outstanding option including that such portion(s) shall be assumed or that an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation shall replace the option. For the purposes of this provision the option shall be considered assumed if, following an M&A Transaction, the option confers the right to purchase or receive, for each Ordinary Share subject to the option immediately prior to the M&A Transaction, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Ordinary Shares of the Company for each Ordinary Share held on the effective date of the M&A Transaction; provided, however, that if the consideration received in the M&A Transaction is not solely Ordinary Shares of the successor corporation or its parent, the Board of Directors may, with the consent of the successor corporation, provide for the per share consideration to be received upon the exercise of the Option to be solely Ordinary Shares of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the M&A Transaction, as determined by the Board of Directors or such other form of consideration determined in good faith by the Board of Directors.

Addenda. The Committee shall have the authority to adopt such modifications, procedures and sub-plans as may be necessary or desirable to comply with provisions of the laws of any country in which the Company or any of its subsidiaries may operate to assure the viability of the benefits from any option granted to an optionee employed or providing services in such countries and to meet the objectives of the 2005 Plan. Any such modifications, procedures and sub-plans will be attached as addenda to the 2005 Plan and shall be deemed an integral part of the 2005 Plan. Initially, the 2005 Plan will have addenda pertaining to Israel, the United States and France. Such addenda deal, for the most part, with tax related issues.

Option Price. The exercise price shall be determined by the Committee or by the Board of Directors, in either case in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board of Directors from time to time, and may be greater than, less than or equal to the fair market value of each Ordinary Share. Notwithstanding the foregoing, the exercise price shall not be less than the nominal value of each Ordinary Share.

Issuance of New Grants in Lieu of Outstanding Awarded Options. Subject to applicable law, the Board of Directors shall have the authority to grant, in its discretion, to the holder of an outstanding option, in exchange for the surrender and cancellation of such option, a new option having a purchase price equal to, lower than or higher than the exercise price provided in the option so surrendered and canceled, and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the 2005 Plan.

Amending the Plan. Subject to applicable law, the Board of Directors may at any time, but after notification to any trustee, if applicable, amend, alter, suspend or terminate the 2005 Plan. The Board of Directors shall be permitted to amend the 2005 Plan in such manner as may be necessary to enable the 2005 Plan to achieve its stated purpose in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.

Nonassignability and Sale of Options. Except as otherwise permitted by the Board of Directors or by the Committee, no option shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the optionee each and all of such optionee’s rights to purchase Ordinary Shares hereunder shall be exercisable only by the optionee. Notwithstanding the foregoing and except as otherwise permitted by the Board of Directors or by the Committee, no option may be transferred at any time other than by will or by the laws of descent and distribution or other applicable mandatory law.

The Board of Directors will present the following resolution at the Shareholders Meeting:

“RESOLVED, that the adoption of the Company’s Worldwide 2005 Share Option Plan, including that all of the options under the plan may be granted as Incentive Stock Options, is hereby ratified and approved”.

The Board of Directors recommends a vote “FOR” the adoption of the 2005 Plan.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this Proxy Statement.

ADDITIONAL INFORMATION

        Foreign Private Issuer. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

        As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors, Arel Communications and Software Ltd. Nes Ziona, Israel March 21, 2005

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: March 21, 2005